EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our net losses were inadequate to cover fixed charges for each of the periods presented.  Accordingly, the following table sets forth the dollar amount of the coverage deficiency.  Because of the deficiency, ratio information is not applicable. Amounts shown are in thousands.

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(68,512)	$(96,401)	$(111,046)	$(69,853)	$(61,706)

(1)

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of estimated interest expense on outstanding lease liabilities, amortization of debt discount and accrual of interest on outstanding debt.